UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Clear Channel Outdoor Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

18453H106

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, California 90025

(424) 253-1773

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 31, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18453H106

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		21,869,019
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

21,869,019
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,869,019
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 18453H106

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,943,844
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,943,844
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,943,844
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 18453H106

1	NAME OF REPORTING PERSON

Legion Partners Special Opportunities, L.P. XVI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,122,933
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,122,933
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,122,933
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 18453H106

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		25,935,796
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

25,935,796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,935,796
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 18453H106

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		25,935,796
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

25,935,796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,935,796
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP No. 18453H106

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		25,936,696
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

25,936,696
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,936,696
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 18453H106

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		25,936,696
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

25,936,696
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,936,696
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 18453H106

1	NAME OF REPORTING PERSON

Raymond T. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		25,936,696
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

25,936,696
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,936,696
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 18453H106

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by each of Legion Partners I, Legion Partners II, Legion Partners Special XVI and Legion Partners Holdings were purchased with working capital in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 21,869,019 Shares owned directly by Legion Partners I is approximately $41,997,307, including brokerage commissions. The aggregate purchase price of the 1,943,844 Shares owned directly by Legion Partners II is approximately $2,795,771, including brokerage commissions. The aggregate purchase price of the 2,122,933 Shares owned directly by Legion Partners Special XVI is approximately $4,669,146, including brokerage commissions. The aggregate purchase price of the 900 Shares owned directly by Legion Partners Holdings is approximately $2,004, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 31, 2024, the Reporting Persons entered into a cooperation agreement with the Issuer (the “Cooperation Agreement”). Pursuant to the Cooperation Agreement, the Issuer increased the size of the Board to 10 and appointed Raymond T. White as a member of the Issuer’s Board of Directors (the “Board”) with an initial term expiring at the Issuer’s 2024 Annual Meeting of Stockholders (the “2024 Annual Meeting”) and as a member of the Audit Committee of the Board. The Board also agreed to nominate, support and recommend Mr. White’s election as part of the Issuer’s director slate at the 2024 Annual Meeting and to commence a search to identify and appoint a new independent director with out of home industry experience by September 30, 2024. Additionally, the Issuer agreed that the size of the Board shall not exceed 10 members until the expiration of the Cooperation Period (as defined below).

The terms of the Cooperation Agreement further provide that the Reporting Persons are subject to customary standstill obligations and mutual non-disparagement provisions with the Issuer until the earlier of (x) 30 days prior to the director nomination deadline for the 2025 Annual Meeting of Stockholders pursuant to the Bylaws and (y) the date that is 120 days prior to the first anniversary of the 2024 Annual Meeting (the “Cooperation Period”). During the Cooperation Period, the Reporting Persons have agreed, among other things, to vote in a manner consistent with the recommendation of the Board, subject to certain exceptions specified in the Cooperation Agreement.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

10

CUSIP No. 18453H106

The aggregate percentage of Shares reported owned by each person named herein is based upon 483,009,818 Shares outstanding as of November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

A.	Legion Partners I
(a)	As of the close of business on January 31, 2024, Legion Partners I beneficially owned 21,869,019 Shares.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 21,869,019
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 21,869,019
(c)	Legion Partners I has not entered into any transactions in securities of the Issuer during the past sixty days.
B.	Legion Partners II
(a)	As of the close of business on January 31, 2024, Legion Partners II beneficially owned 1,943,844 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,943,844
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,943,844
(c)	Legion Partners II has not entered into any transactions in securities of the Issuer during the past sixty days.
C.	Legion Partners Special XVI
(a)	As of the close of business on January 31, 2024, Legion Partners Special XVI beneficially owned directly 2,122,933 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,122,933
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,122,933
(c)	Legion Partners Special XVI has not entered into any transactions in securities of the Issuer during the past sixty days.
11

CUSIP No. 18453H106

D.	Legion LLC
(a)	As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special XVI, Legion LLC may be deemed the beneficial owner of the (i) 21,869,019 Shares beneficially owned by Legion Partners I, (ii) 1,943,844 Shares beneficially owned by Legion Partners II and (iii) 2,122,933 Shares beneficially owned by Legion Partners Special XVI.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 25,935,796
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 25,935,796

(c)	Legion LLC has not entered into any transactions in the Shares during the past sixty days.
E.	Legion Partners Asset Management
(a)	As the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special XVI, Legion Partners Asset Management may be deemed the beneficial owner of the (i) 21,869,019 Shares beneficially owned by Legion Partners I, (ii) 1,943,844 Shares beneficially owned by Legion Partners II and (iii) 2,122,933 Shares beneficially owned by Legion Partners Special XVI.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 25,935,796
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 25,935,796

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares during the past sixty days.
F.	Legion Partners Holdings
(a)	As of the close of business on January 31, 2024, Legion Partners Holdings beneficially owned 900 Shares. As the sole member of Legion Partners Asset Management and the sole member of Legion LLC, Legion Partners Holdings may be deemed the beneficial owner of the (i) 21,869,019 Shares beneficially owned by Legion Partners I, (ii) 1,943,844 Shares beneficially owned by Legion Partners II and (iii) 2,122,933 Shares beneficially owned by Legion Partners Special XVI.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 25,936,696
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 25,936,696

12

CUSIP No. 18453H106

(c)	Legion Partners Holdings has not entered into any transactions in the Shares during the past sixty days.
G.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 21,869,019 Shares beneficially owned by Legion Partners I (ii) 1,943,844 Shares beneficially owned by Legion Partners II, (iii) 2,122,933 Shares beneficially owned by Legion Partners Special XVI and (iv) 900 Shares beneficially owned by Legion Partners Holdings.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 25,936,696
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 25,936,696

(c)	Neither Mr. Kiper nor Mr. White has entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 31, 2024, the Reporting Persons and the Issuer entered into the Cooperation Agreement as described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Cooperation Agreement by and among Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners Special Opportunities, L.P. XVI, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Christopher S. Kiper and Raymond T. White, and Clear Channel Outdoor Holdings, Inc. dated January 31, 2024 (Incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on February 1, 2024).

13

CUSIP No. 18453H106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2024

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. XVI

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

14

CUSIP No. 18453H106

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond T. White
Raymond T. White

15